150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number 20130686271-86
Ross Miller	Filing Date and Time 10/21/2013 2:43 PM
Secretary of State State of Nevada	Entity Number E0701642007-5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

LIVEWIRE ERGOGENICS, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

RESOLVED, that a special class of preferred stock of the Corporation be and are hereby created out of the Ten Million (10,000,000) shares of preferred stock available for issuance, such series to be designed as Series B Preferred Stock, consisting of One Hundred Fifty Thousand (150,000) shares, of which the preferences and relative rights and qualifications, limitations or restrictions thereof (in addition to those set forth in the Corporation's Certificate of Incorporation), shall be as stated below:

[Continued on following page]

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

The powers, preferences and rights granted to the Series B Preferred Stock (as defined below) or the holders thereof are as follows:

Designation and Rank. The series of Preferred Stock shall be designated the "Series B Preferred Stock" (the "Series B Preferred Stock") and shall consist of One Hundred Fifty Thousand (150,000) shares. The Series B Preferred Stock shall be senior to the common stock and all other shares of Preferred Stock that may be later authorized. Each share of Series B Preferred Stock shall have a Stated Par Value of $1.00 per share.

Voting, Liquidation, Dividends, and Redemption. Each outstanding share of Series B Preferred Stock shall vote with the common stock on all matters. The shares of Series A Preferred Stock shall (i) have a liquidation preference of $1.00 per share; (ii) accrue, earn, or participate in any dividends on the common stock; and (iii) shall be subject to redemption by the Corporation prior to December 31, 2014 at a fixed redemption price of $1.10 per share.

Conversion. After March 31, 2014, each outstanding share of Series B Preferred Stock may be converted, at the option of the owner, into common stock using a conversion formula the delivers common stock worth $1.25 for every $1.00 of Series B converted. The owner shall provide a written Notice of Conversion that specifies the amount of Series B Preferred Stock to be converted into common stock and the lowest closing bid price of the Corporation's common stock during the preceding 10 trading days. For example, if the closing bid price of the Corporation's common stock is $.25 per share on the Conversion Notice, then the Corporation shall issue 5 shares of its common stock. If the Corporation fails to issue and deliver the common stock within 4 business days after receipt of a Conversion Notice, then the Corporation shall pay liquidated damages of $1,000 per day to each owner that submitted a Conversion Notice. The Corporation shall reserve 15,000,000 shares of its common stock for issuance upon receipt of a Conversion Notice. The Corporation shall use its best efforts and take all necessary and proper actions to insure that its shareholders can use the safe harbor from registration known as Rule 144 to resell shares of the Corporation's common stock.

Limitation on Conversion. In no event (except while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the owner be entitled to convert any shares of Series B Preferred Stock to the extent that, after such conversion the sum of (1) the number of shares of Common Stock then beneficially owned by the owner and its affiliates, and (2) the number of shares of Common Stock issuable upon the conversion of the shares of Series B Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the owner and its affiliates of more than 9.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the owner upon such conversion). For purposes of the proviso to the preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Nothing herein shall preclude the owner from disposing of a sufficient number of other shares of Common Stock beneficially owned by the owner so as to thereafter permit the continued conversion of shares of Series B Preferred Stock.